                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 4)1

                                 IMAGEMAX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45245V 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 21 Pages)
--------
     1            The  remainder  of this  cover  page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

                  The  information  required on the remainder of this cover page shall  not be  deemed  to be  "filed"  for  the  purpose  of  Section  18 of the
Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section  of the Act but  shall be  subject  to all other  provisions  of the Act
(however, SEE the NOTES).

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 2 of 21 Pages
----------------------------                    --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    797,600
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                797,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     797,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 3 of 21 Pages
----------------------------                    --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    797,600
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                797,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     797,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 4 of 21 Pages
----------------------------                    --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                       GLEN KASSAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 5 of 21 Pages
----------------------------                    --------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    200
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                200
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     200
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 6 of 21 Pages
----------------------------                    --------------------------------

         The following  constitutes  Amendment No. 4 ("Amendment  No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

   Item 2 is amended and restated as follows:

Item 2.           Identity and Background.
                  -----------------------

                  (a) This  Statement  is filed on behalf of Steel  Partners II,
L.P.,  a  Delaware  limited   partnership   ("Steel  Partners  II"),  Warren  G.
Lichtenstein, Jack L. Howard and Glen Kassan.

                  Steel Partners L.L.C., a Delaware  limited  liability  company
("Partners  LLC"),  is the  general  partner  of  Steel  Partners  II.  The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board, Chief Executive Officer and Secretary.

                  Jack L. Howard is a principal  of Mutual  Securities,  Inc., a registered broker-dealer.

                  Glen  Kassan  is a  Vice  President  of  Partners  LLC  and an
employee of Steel Partners Services, Ltd., an affiliate of Steel Partners II.

                  Each of the foregoing are referred to as a "Reporting  Person"
and  collectively  as the  "Reporting  Persons".  By virtue of his position with
Steel  Partners  II, Mr.  Lichtenstein  has the power to vote and dispose of the
Issuer's  Shares owned by Steel  Partners II. Each of the  Reporting  Persons is
party to the Joint Filing  Agreement  (the "Joint Filing  Agreement") as further described in Item 6.  Accordingly,  the  Reporting  Persons are hereby  filing a joint Schedule 13D.

                  (b) The  principal  business  address  of Steel  Partners  II,
Warren G. Lichtenstein and Glen Kassan is 150 East 52nd Street,  21st Floor, New
York, New York 10022.

                  The  principal  business  address  of  Jack L.  Howard  is 182
Farmers Lane, Suite 101, Santa Rosa, California 95405.

                  (c) The principal business/occupation of Steel Partners II and
Messrs.  Lichtenstein  and Kassan is  investing in the  securities  of small cap companies.

                  The principal  business/occupation  of Mr. Howard is investing in equity and debt securities.

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 7 of 21 Pages
----------------------------                    --------------------------------

                  (d) No Reporting Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

                  (f) Messrs.  Lichtenstein,  Howard and Kassan are  citizens of the United States of America.

   Item 3 is amended and restated as follows:

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

                  (a) The  aggregate  purchase  price of the  797,600  Shares of
Common  Stock  owned by Steel  Partners II is  $1,097,620.  The Shares of Common
Stock owned by Steel Partners II were acquired with partnership funds.

                  (b) The aggregate  purchase  price of the 200 Shares of Common
Stock owned by Jack L. Howard is $159.  The Shares of Common  Stock owned by Mr.
Howard were acquired with his personal funds.

   Item 4 is amended to add the following:

                  On April 30, 2001, Steel Partners II delivered a letter to the
Issuer, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the "Nomination Letter"), to nominate Warren G. Lichtenstein, Jack
L. Howard and Glen Kassan set forth therein,  to the Issuer's Board of Directors at the next Annual Meeting of  Shareholders  of the Issuer.  The Issuer rejected the  Nomination  Letter as not being timely  delivered  pursuant to the Issuer's
Amended  and  Restated  By-Laws.  Representatives  of Steel  Partners II and the
Issuer are  currently  engaged in  discussions  with  respect to the  Nomination
Letter. Steel Partners II reserves the right to challenge the Issuer's rejection of the  Nomination  Letter should such  discussions  not be resolved in a manner mutually satisfactory to Steel Partners II and the Issuer.

   Item 5(a)-(b) is amended and restated as follows:

                  (a)  The  aggregate  percentage  of  Shares  of  Common  Stock reported  owned by each  person  named  herein is based  upon  6,713,150  Shares outstanding, which is the total number of Shares of Common

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 8 of 21 Pages
----------------------------                    --------------------------------

Stock  outstanding  as reported in the  Issuer's  Quarterly  Report on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2001.

                  As of the close of business on May 21, 2001, Steel Partners II beneficially  owned 797,600 Shares of Common Stock,  constituting  approximately
11.9% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially owned 797,600
Shares,  constituting  approximately  11.9%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 797,600
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions.

                  As of the  close  of  business  on May 21,  2001,  Mr.  Howard beneficially owned 200 Shares of Common Stock,  constituting less than 1% of the
Shares  outstanding.  Mr.  Howard has sole  voting  power  with  respect to such
Shares. All such Shares were acquired in open-market transactions.

                  Currently, Mr. Kassan does not own any Shares of Common Stock.

   Item 5(c) is amended to add the following:

                  (c) Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock during the past 60 days.

   Item 6 is amended to add the following:

                  On April 27, 2001, the Reporting  Persons entered into a Joint
Filing Agreement in which,  among other things,  they agreed to nominate a slate of directors  for  election at the next Annual  Meeting of  Shareholders  of the
Issuer,  or consider other matters for approval by the Issuer's  shareholders in order to maximize  shareholder  value.  The Joint  Filing  Agreement is attached hereto as an exhibit and  incorporated  herein by reference  and all  references contained  herein are  qualified in their  entirety by reference to Joint Filing
Agreement.

   Item 7 is amended to add the following exhibits:

                  2.       Joint Filing  Agreement  by and among Steel  Partners
                           II, L.P., Warren G. Lichtenstein,  Jack L. Howard and
                           Glen Kassan, dated as of April 27, 2001.

                  3.       Nomination  Letter  from Steel  Partners  II, L.P. to
                           ImageMax, Inc. dated April 27, 2001.

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 9 of 21 Pages
----------------------------                    --------------------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   May 21, 2001                       STEEL PARTNERS II, L.P.

                                            By: Steel Partners, L.L.C.
                                                General Partner

                                            By: /s/ Warren G. Lichtenstein
                                                --------------------------------
                                                Warren G. Lichtenstein,
                                                Chief Executive Officer

                                            /s/  Warren G. Lichtenstein
                                            ------------------------------------
                                             WARREN G. LICHTENSTEIN

                                           /s/   Jack  L. Howard
                                           -------------------------------------
                                           JACK L. HOWARD

                                           /s/  Glen Kassan
                                           -------------------------------------
                                           GLEN KASSAN

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 10 of 21 Pages
----------------------------                    --------------------------------

                                   SCHEDULE A

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

               Shares of
                 Common                  Price Per            Date of
            Stock Purchased               Share($)           Purchase
            ---------------               --------           --------

                            STEEL PARTNERS II, L.P.
                            -----------------------

                10,000                   $.56000              4/25/01
                 2,500                   $.64000              4/27/01
                10,000                   $.63750              4/30/01
                 5,000                   $.77000              5/01/01
                 2,500                   $.63000              5/02/01
                31,500                   $.62430              5/14/01
                 9,000                   $.63000              5/15/01
                 5,000                   $.63000              5/16/01

                               WARREN LICHTENSTEIN
                               -------------------

                                      None

                                   JACK HOWARD
                                   -----------

                                      None

                                   GLEN KASSAN
                                   -----------

                                      None

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 11 of 21 Pages
----------------------------                    --------------------------------

Exhibit                                                             Page
-------                                                             ----
1.       Joint Filing Agreement by and between                       --
         Steel Partners II, L.P. and Warren G.
         Lichtenstein, dated as of August 4,
         2000 (previously filed).

2.       Joint Filing Agreement by and among                      12 to 13
         Steel Partners II, L.P., Warren G.
         Lichtenstein, Jack L. Howard and Glen
         Kassan, dated as of April 27, 2001.

3.       Nomination Letter from Steel Partners                    14 to 21
         II, L.P. to ImageMax, Inc. dated April
         27, 2001.

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 12 of 21 Pages
----------------------------                    --------------------------------

                             JOINT FILING AGREEMENT

                  WHEREAS,  certain of the undersigned are shareholders,  direct or beneficial, of ImageMax, Inc., a Pennsylvania corporation ("ImageMax");

                  WHEREAS,   Steel   Partners  II,  L.P.,  a  Delaware   limited
partnership  ("Steel"),  Warren G. Lichtenstein,  Jack L. Howard and Glen Kassan
wish to form a group (the "Group") with regard to their investment in ImageMax.

                  NOW, IT IS AGREED, this 27th day of April, 2001 by the parties hereto:

                  1.  In  accordance  with  Rule   13d-1(k)(1)(iii)   under  the
Securities  Exchange Act of 1934,  as amended,  the persons named below agree to the joint  filing on behalf of each of them of  statements  on Schedule 13D with respect to the Common Stock of ImageMax (the "Shares").

                  2.  So  long  as  this  agreement  is in  effect,  each of the undersigned  shall provide  written notice to Olshan  Grundman Frome  Rosenzweig
& Wolosky LLP ("Olshan") of (i) any of their  purchases or sales of Shares;
or (ii) any Shares over which they acquire or dispose of  beneficial  ownership.
Notice shall be given no later than 24 hours after each such transaction.

                  3.  Steel  hereby  agrees  to bear all  expenses  incurred  in connection with the Group's  activities.  Notwithstanding  the foregoing,  Steel shall not be  required  to  reimburse  any party for (i) out of pocket  expenses incurred by a party in the  aggregate  in excess of $250 without  Steel's  prior written  approval;  (ii) the value of the time of any  party;  (iii)  legal fees incurred  without  Steel's  prior  written  approval;  or (iv) the  costs of any counsel,  other  than  Olshan,  employed  in  connection  with  any  pending  or threatened litigation without Steel's prior written consent.

                  4. The  relationship of the parties hereto shall be limited to carrying on the business of the Group, including the nomination of directors for election at the next annual meeting of  shareholders  of ImageMax or to consider other matters for approval by the  shareholders of ImageMax in order to maximize shareholder  value,  in  accordance  with  the  terms  of this  Agreement.  Such relationship  shall be  construed  and  deemed  to be for the  sole and  limited purpose of carrying on such business as described  herein.  Nothing herein shall be construed to authorize  any party to act as an agent for any other party,  or to create a joint venture or partnership,  or to constitute an  indemnification.
Nothing  herein shall  restrict any party's  right to purchase or sell Shares of
ImageMax,  as it deems  appropriate,  in its sole discretion,  provided that all such sales are made in compliance with all applicable securities laws.

                  5. This  Agreement  may be executed in  counterparts,  each of which  shall be  deemed an  original  and all of which,  taken  together,  shall constitute but one and the same instrument,  which may be sufficiently evidenced by one counterpart.

                  6. In the event of any dispute  arising out of the  provisions of this  Agreement,  the  parties  hereto  consent  and submit to the  exclusive jurisdiction of the Federal and State Courts in the State of New York.

                  7. Any party hereto may terminate his  obligations  under this agreement at any time on 24 hours' written  notice to all other parties,  with a copy by fax to Steven Wolosky at Olshan, Fax No. (212) 755-1467.

                  8. Each party  acknowledges  that Olshan  shall act as counsel for both the Group and Steel.

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 13 of 21 Pages
----------------------------                    --------------------------------

                  IN WITNESS  WHEREOF,  the  parties  hereto  have  caused  this
Agreement to be executed as of the day and year first above written.

                                     STEEL PARTNERS II, L.P.

                                     By:  Steel Partners, L.L.C.
                                          General Partner

                                     By:  /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

                                     /s/  Warren  G. Lichtenstein
                                     -------------------------------------------
                                     WARREN G. LICHTENSTEIN

                                     /s/  Jack Howard
                                     -------------------------------------------
                                     JACK HOWARD

                                     /s/  Glen Kassan
                                     -------------------------------------------
                                     GLEN KASSAN

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 14 of 21 Pages
----------------------------                    --------------------------------

                             STEEL PARTNERS II, L.P.
                        150 EAST 52ND STREET, 21ST FLOOR
                            NEW YORK, NEW YORK 10022

                                                         April 27, 2001

BY FACSIMILE AND FEDERAL EXPRESS

ImageMax, Inc.
455 Pennsylvania Avenue, Suite 128
Fort Washington, PA  19034
Attention: Acting Chief Executive Officer

    Re: Notice of Intention to Nominate Individuals for Election as Directors at
        the 2001 Annual Meeting of Shareholders of ImageMax, Inc.
        ---------------------------------------------------------

Ladies and Gentlemen:

         This letter shall serve as notice to ImageMax,  Inc. ("ImageMax" or the
"Company") as to the nomination by Steel  Partners II, L.P., a Delaware  limited partnership ("Steel"),  of three nominees for election to the Board of Directors of ImageMax (the "ImageMax Board") at the next annual meeting of shareholders of the Company, or any other meeting of shareholders held in lieu thereof,  and any adjournments, postponements, reschedulings or continuations thereof (the "Annual
Meeting").

         This letter and all Exhibits attached hereto are collectively  referred to as the  "Notice."  Steel is the  beneficial  owner  and/or owner of record of
732,100 shares of common stock, no par value, of ImageMax (the "Common  Stock").
Steel holds certain of its shares of Common Stock through the  Depository  Trust
Company, whose address is 55 Water Street, 50th Floor, New York, New York 10041.
Through this Notice,  Steel hereby notifies you of its intent to nominate Warren
G. Lichtenstein,  Glen Kassan and Jack Howard as nominees (the "Nominees") to be elected to the ImageMax Board at the Annual Meeting.  To the extent there are in excess of three (3) vacancies  on the ImageMax Board to be filled by election at the Annual  Meeting or ImageMax  increases the size of the ImageMax  Board above its existing size, Steel reserves the right to nominate  additional  nominees to be elected to the ImageMax Board at the Annual Meeting.  Additional  nominations made pursuant to the preceding sentence are without prejudice to the position of
Steel that any  attempt  to  increase  the size of the  current  ImageMax  Board constitutes an unlawful manipulation of ImageMax's corporate machinery.  If this
Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective  with respect to the nomination of any of the Nominees at the Annual
Meeting,  or if any individual  Nominee shall be unable to serve for any reason, this  Notice  shall  continue  to be  effective  with  respect to the  remaining
Nominee(s)  and  as  to  any  replacement  Nominee(s)  selected  by  Steel.  The information  concerning the Nominees  required by Article IV, Section 4.3 of the
Amended and Restated Bylaws are as follows:

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 15 of 21 Pages
----------------------------                    --------------------------------

         (a)      The  address  of Steel  Partners  II,  L.P.  is 150 East  52nd
                  Street, 21st Floor, New York, New York 10022.

         (b)      Steel hereby represents that a representative of Steel intends to  appear  in person  or by proxy at the  Annual  Meeting  to nominate the persons  specified in this Notice for election to the Board of Directors of the Company.

         (c)      The address  and  principal  occupation  for the past five (5)
                  years of each Nominee is as follows:

         WARREN G.  LICHTENSTEIN  (35) has served as the  Chairman of the Board,
Secretary and the Managing Member of Steel Partners,  L.L.C.  ("Steel LLC"), the
general partner of Steel Partners II, L.P., since January 1, 1996. Prior to such time, Mr. Lichtenstein was the Chairman and a director of Steel Partners,  Ltd., the general partner of Steel Partners  Associates,  L.P.,  which was the general partner of Steel,  from 1993 and prior to January 1, 1996. Mr.  Lichtenstein was the acquisition/risk  arbitrage analyst at Ballantrae Partners,  L.P., a private investment  partnership  formed to invest in risk arbitrage,  special situations and undervalued companies,  from 1988 to 1990. Mr. Lichtenstein is a director of the following  publicly held  companies:  Tandycrafts,  Inc., a manufacturer  of picture frames and framed art; Gateway Industries,  Inc., a provider of database
development   and  website  design  and   development   services;   WebFinancial
Corporation, a commercial and consumer lender; Puroflow Incorporated, a designer and manufacturer of precision  filtration  devices;  ECC International  Corp., a
manufacturer  and  marketer  of  computer-controlled   simulators  for  training
personnel to perform maintenance and operator procedures on military weapons; US
Diagnostic  Inc.,  an  operator of  outpatient  medical  diagnostic  imaging and related  facilities;  and CPX Corp.,  a company  with no  significant  operating business.  He is a former director of Saratoga Beverage Group,  Inc., a beverage
manufacturer  and  distributor,   Alpha   Technologies,   Inc.,  an  electronics
components  manufacturer,  Tech-Sym Corporation,  an electronics engineering and manufacturing  company,  and  PLM  International,  Inc.,  an  equipment  leasing company.  Mr.  Lichtenstein  also  served  as  Chairman  of the  Board  of Aydin
Corporation,  a  provider  of  products  and  systems  for the  acquisition  and distribution of information over electronic  communications  media, from October
5, 1998 until its sale to L-3 Communications  Corporation  ("L-3") in April 1999
at a price of $13.50 per share,  which represents a premium of approximately 39%
over the  reported  closing  price of $9.69  per  share  the day  preceding  the announced  transaction with L-3. The business address of Mr. Lichtenstein is c/o
Steel  Partners II, L.P.,  150 E. 52nd Street,  21st Floor,  New York,  New York
10022.

         In late 1995,  Steel  commenced  a proxy  solicitation  to replace  the incumbent  directors of Medical Imaging Centers of America,  Inc., a provider of outpatient services and medical equipment rentals ("MICA").  MICA was ultimately sold for  $11.75 per share,  a 42%  increase  over the price of $8.25 per share, representing  the closing  price on the day prior to the  initiation  of Steel's proxy  solicitation.  In connection with this contest,  MICA initiated an action against Steel,  Warren  Lichtenstein,  and others in the United States  District
Court for the  Southern  District  of  California,  Medical  Imaging  Centers of
America, Inc. v. Lichtenstein,  et al., Case No. 96-0039B. On February 29, 1996,
the Court issued an Order  granting,  in part,  MICA's  motion for a preliminary injunction on the grounds that  plaintiff  had  demonstrated  a  probability  of success on the merits of its assertion that  defendants had violated  Section 13 of the Exchange Act. Under the Court's preliminary injunction, defendants in the action were enjoined from voting certain of their shares at MICA's

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 16 of 21 Pages
----------------------------                    --------------------------------

annual meeting of  shareholders,  except  pursuant to a formula under which they would be voted in the same  proportion  as other votes cast at the meeting.  The
Court  declined to adjourn the annual meeting of  shareholders.  At the meeting,
Steel  received  sufficient  votes to elect its  nominees  to the Board of MICA,
after  giving  effect  to  the  Court's  preliminary  injunction.   The  parties
thereafter  settled their differences  pursuant to an agreement under which MICA agreed to initiate an auction process which,  if not concluded  within a certain time  period,  would end and  thereafter  the  designees  of Steel would  assume control of the Board of MICA. The Steel designees did not assume control because
MICA was sold at a substantial premium to its market price.

         GLEN  KASSAN  (56) has  served as a  Vice-President  of Steel LLC since
October  1999.  From  1997 to 1998,  Mr.  Kassan  served as  Chairman  and Chief
Executive Officer of Long Term Care Services, Inc., a privately owned healthcare services  company which he  co-founded in 1994 and which he initially  served as
Vice Chairman and Chief  Financial  Officer.  Mr. Kassan  currently  serves as a director of Tandycrafts,  Inc., a manufacturer of picture frames and framed art, and US Diagnostic Inc., an operator of outpatient medical diagnostic imaging and related facilities. The business address of Mr. Kassan is c/o Steel Partners II,
L.P., 150 East 52nd Street, 21st Floor, New York, New York 10022.

         JACK L. HOWARD (39) has been a principal of Mutual Securities, Inc., an
NASD registered  broker-dealer,  since prior to 1993. Mr. Howard has served as a director of WebFinancial  Corporation,  a commercial and consumer lender,  since
1996 and as Vice President,  Secretary and Treasurer since December 1997. He has also  served as the  Acting  President  and Chief  Financial  Officer of Gateway
Industries,  Inc.,  a provider of database  development  and website  design and development  services,  since September 1994. Mr. Howard  currently  serves as a director  of Pubco  Corporation,  a  manufacturer  and  distributer  of printing supplies and construction parts,  Castelle,  a maker and marketer of application server appliances,  and US Diagnostic Inc., an operator of outpatient diagnostic imaging. The business address of Mr. Howard is c/o Mutual Securities,  Inc., 182
Farmers Lane, Suite 101, Santa Rosa, California 95405.

         (d)      Each of the Nominees  has  consented to serve as a director of
                  ImageMax if so elected.  Such consents are attached  hereto as
                  Exhibit A.

         In addition to the  information  provided in this Notice,  the Nominees and Steel will promptly  provide any and all additional  information  reasonably required by ImageMax  pursuant to the Company's  Amended and Restated  Bylaws or
Amended and Restated Articles of Incorporation,  as amended.  Please address any correspondence  to Steel  Partners II,  L.P.,  Attention:  Warren  Lichtenstein,
telephone (212) 813-1500,  facsimile (212) 813-2198 (with a copy to our counsel,
Olshan Grundman Frome Rosenzweig &  Wolosky LLP, 505 Park Avenue,  New York,
New York 10022,  Attention:  Steven  Wolosky,  Esq.,  telephone  (212) 753-7200, facsimile  (212)  755-1467).  The giving of this Notice is not an admission that the procedures for notice  contained in the Bylaws are legal,  valid or binding, and Steel reserves the right to challenge  their  validity.  In addition,  Steel reserves the right,  in its  discretion,  to challenge any effort by ImageMax or the ImageMax  Board to conduct the Annual Meeting on any date other than June 7,
2001.  For the record,  Steel  believes  that the Notice is timely  because Rule
14a-8 of the  Securities  Exchange Act of 1934, as amended,  does not impose any time limit for the submission of nominations  for  directors,  only  shareholder proposals.

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 17 of 21 Pages
----------------------------                    --------------------------------

                                                     Very truly yours,

                                                     STEEL PARTNERS II, L.P.

                                                     By: Steel Partners L.L.C.,
                                                         its General Partner

                                                     /s/ Warren G. Lichtenstein
                                                     --------------------------
                                                     Warren G. Lichtenstein
                                                     Managing Member

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 18 of 21 Pages
----------------------------                    --------------------------------

                                    EXHIBIT A

                                NOMINEE CONSENTS

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 19 of 21 Pages
----------------------------                    --------------------------------

                             WARREN G. LICHTENSTEIN
                           c/o Steel Partners II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                                  April 27, 2001

Attention: Corporate Secretary
ImageMax, Inc.
455 Pennsylvania Avenue, Suite 128
Fort Washington, PA  19034

Gentlemen:

                  You are hereby notified that the  undersigned  consents to (i)
being named as a nominee in the notice  provided by Steel  Partners  II, L.P. of its  intention  to nominate  the  undersigned  as a director of  ImageMax,  Inc.
("ImageMax")  at the  ImageMax  2001  Annual  Meeting of  Shareholders  or other meeting of  shareholders  held in lieu thereof (the "Annual  Meeting")  and (ii)
serving as a director of ImageMax if elected at the Annual Meeting.

                                                     Very truly yours,

                                                     /s/ Warren G. Lichtenstein
                                                     --------------------------
                                                     Warren G. Lichtenstein

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 20 of 21 Pages
----------------------------                    --------------------------------

                                   GLEN KASSAN
                           c/o Steel Partners II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                                                  April 27, 2001

Attention: Corporate Secretary
ImageMax, Inc.
455 Pennsylvania Avenue, Suite 128
Fort Washington, PA  19034

Gentlemen:

                  You are hereby notified that the  undersigned  consents to (i)
being named as a nominee in the notice  provided by Steel  Partners  II, L.P. of its  intention  to nominate  the  undersigned  as a director of  ImageMax,  Inc.
("ImageMax")  at the  ImageMax  2001  Annual  Meeting of  Shareholders  or other meeting of  shareholders  held in lieu thereof (the "Annual  Meeting")  and (ii)
serving as a director of ImageMax if elected at the Annual Meeting.

                                                     Very truly yours,

                                                     /s/ Glen Kassan
                                                     --------------------
                                                     Glen Kassan

----------------------------                    --------------------------------
CUSIP No. 45245V 10 1                13D          Page 21 of 21 Pages
----------------------------                    --------------------------------

                                   JACK HOWARD
                           c/o Mutual Securities, Inc.
                           182 Farmers Lane, Suite 101
                          Santa Rosa, California 95405

                                                                  April 27, 2001

Attention: Corporate Secretary
ImageMax, Inc.
455 Pennsylvania Avenue, Suite 128
Fort Washington, PA  19034

Gentlemen:

                  You are hereby notified that the  undersigned  consents to (i)
being named as a nominee in the notice  provided by Steel  Partners  II, L.P. of its  intention  to nominate  the  undersigned  as a director of  ImageMax,  Inc.
("ImageMax")  at the  ImageMax  2001  Annual  Meeting of  Shareholders  or other meeting of  shareholders  held in lieu thereof (the "Annual  Meeting")  and (ii)
serving as a director of ImageMax if elected at the Annual Meeting.

                                                     Very truly yours,

                                                     /s/ Jack Howard
                                                     ---------------
                                                     Jack Howard